UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report – November 21, 2006

CHEMOKINE THERAPEUTICS CORP.
(Exact name of registrant as specified in charter)

Delaware	**333-117858**	**33-0921251**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia   **V6T 1Z3**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(604) 822-0301**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. <u>Other Events.</u>

November 21, 2006 Chemokine Therapeutics Corp. announced that Mr. Bashir Jaffer has been appointed to serve as the Company's new Chief Financial Officer.

ITEM 9.01. <u>Financial Statements and Exhibits.</u>

    a. Not applicable.
    b. Not applicable.
    c. Exhibits.

Exhibit Number	Description of Exhibit
99.1	November 21, 2006 Chemokine Therapeutics Corp. announced that Mr. Bashir Jaffer has been appointed to serve as the Company's new Chief Financial Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Chemokine Therapeutics Corp.,
a Delaware corporation

Date: November 21, 2006

By: /s/ Hassan Salari
Hassan Salari,
President and Chief Executive Officer



FOR IMMEDIATE RELEASE

TSX: CTI OTCBB: CHKT

CHEMOKINE THERAPEUTICS APPOINTS NEW CHIEF FINANCIAL OFFICER

Seasoned Financial Executive Bashir Jaffer, C.A. to Join Senior Leadership

Vancouver, BC (November 21, 2006) – Chemokine Therapeutics Corp. (the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders and vascular diseases, today announced that Mr. Bashir Jaffer has been appointed to serve as the Company's new Chief Financial Officer (CFO).

Mr. Jaffer is a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants since 1976. He is also a Fellow of the Institute of Chartered Accountants of England & Wales.

Mr. Jaffer has over 30 years of extensive and diverse experience in public practice, entrepreneurial, professional, management and leadership roles in business and with community organizations. Mr. Jaffer was previously Chief Financial Officer of Veridicom International Inc., a publicly traded company in the field of biometric software and hardware development. Prior to that Mr. Jaffer was the owner and President of a travel management company from 1998 to 2003, and from 1983 to 1998, Mr. Jaffer was a partner at a firm of chartered accountants located in Vancouver, British Columbia. Mr. Jaffer has previously worked for a public company and an international CA firm in London, UK and also with KPMG (previously Thorne Riddell) and PricewaterhouseCoopers (previously Coopers & Lybrand) in Vancouver. Mr. Jaffer has also served as the Chairman of the Board of Directors of United Way of Canada and also as the Board Chair of the United Way of the Lower Mainland. Currently he serves on the Board of Providence Health Care.

Dr. Hassan Salari, Chief Executive Officer and President of Chemokine Therapeutics, noted, "Bashir has earned a notable reputation as a very talented and highly capable financial executive. We are delighted to welcome him to Chemokine Therapeutics and believe that with his diverse experience he is the ideal choice for overseeing the financial and accounting affairs of our Company."

Mr. Jaffer commented, "I am very proud to be joining the executive leadership team at Chemokine Therapeutics and look forward to measurably contributing to the Company's long term success."

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)

Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

For further information contact:
Chemokine Therapeutics Corp.
Mr. Don Evans
Director of Public Relations
Phone: (604) 822-0305 or 1-888-822-0305
Fax: (604) 822-0302
E-mail: devans@chemokine.net
Internet: www.chemokine.net